

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Zachary Wang
Chief Executive Officer
Aurora Technology Acquisition Corp.
4 Embarcadero Center
Suite 1449
San Francisco, CA 94105

> **Re: Aurora Technology Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2022**
> **File No. 001-41250**

Dear Zachary Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ilan Katz, Esq.